iMine Corporation

8520 Allison Point Blvd., Ste. 233 #87928

Indianapolis, Indiana 46250

August 24, 2018

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	iMine Corporation Withdrawal of Request for Acceleration Registration Statement on Form S-1 File No. 333-226325

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 23, 2018, in which iMine Corporation (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, August 29, 2018. The Company is no longer requesting that such Registration Statement be declared effective at such time and date, and the Company hereby formally withdraws its request for acceleration.

Very truly yours,

/s/ Daniel Tsai
Daniel Tsai, Chief Executive Officer